Filed by Sprint Nextel Corporation

Pursuant to Rule 425 under the Securities Act of

1933 and Deemed Filed under Rule 14a-12 of the

Securities Exchange Act of 1934

Subject Company: Clearwire Corporation

Commission File No. 001-33349

May 7, 2008

Dear [EBS/BRS Lessor]:

As a valuable partner in our business, Sprint Nextel Corp. wants to share some exciting news with you. Today, Sprint Nextel and Clearwire announced that they will combine their 2.5 GHz band wireless broadband businesses to form a new wireless communications company. The new company, which will take on the Clearwire name, will be able to bring the full benefits of the 2.5 GHz band to the educational community and to American consumers more rapidly than either company could ever accomplish alone.

The new Clearwire will be focused on expediting the deployment of the first nationwide mobile WiMAX broadband network and creating an opportunity to deliver new products and services that we believe will dramatically change the way that students, faculty and the community at large access the Internet – combining mobility and speed with access anytime and anywhere, whether at home, at school or on the road. In addition to leveraging our current wireless broadband product portfolio of high-speed Internet service and PC Cards, we expect that the new Clearwire will offer its users enhanced access to information, applications, on-line entertainment and new means of communication.

We believe that this transaction is great news for you, the EBS community and other licensees that hold spectrum in the 2.5 GHz band, as it should enable the spectrum that Sprint Nextel leases from you to be developed more quickly into this nationwide advanced mobile broadband network. We expect the transaction to close in the fourth quarter of 2008 after obtaining the necessary shareholder and regulatory approvals.

A copy of today’s announcement is attached for your convenience. As a publicly-traded company, we are limited in what we can say about the transaction at this time; however, we will communicate further details to you as soon as we can. In the meantime, if you would like to learn more, please visit our website at www.sprint.com.

Thank you for continuing to play a key role in Sprint Nextel’s success in bringing 2.5 GHz wireless broadband services to communities across the United States. We know that many of Sprint’s approximately 54 million customers are looking forward to upgrade their service to WiMAX. Thank you also for partnering with Sprint Nextel and helping us transform the telecommunications industry with this advanced-capability mobile WiMAX network. We look forward to a long and continued relationship with you as we devote our energy and resources to deliver faster, simple, reliable and affordable mobile broadband services over a nationwide advanced 2.5 GHz wireless broadband network.

Best regards,

Robert Finch
Vice President
Spectrum Development

May 8, 2008

FORWARD-LOOKING STATEMENTS

Information in this letter that involves expectations, plans, intentions or strategies regarding the future are forward-looking statements that are not facts and involve a number of risks and uncertainties. In this letter they are identified by references to dates after the date of this letter and words such as “outlook,” “will,” “will be,” “remains,” “to be,” “plans,” “believes,” “may,” “expects,” “intends,” “should,” “continue,” and similar expressions. Factors that could cause actual future results to differ materially from those expressed in the forward-looking statements set forth in this letter include, but are not limited to, the timing and successful completion of the transactions described in this letter (including the timing and receipt of stockholder and regulatory approvals and the satisfaction of other closing conditions), the combined companies’ success in executing planned strategies, sales of each company’s titles, shifts in consumer spending trends, the seasonal and cyclical nature of mobile broadband market, delicacies of service pricing, product delays, retail acceptance of the company’s products, adoption rate and availability of the products, maintenance of relationships with key personnel, customers, vendors and financial risks.

Important Additional Information will be Filed with the SEC

In connection with the proposed transaction, a registration statement on Form S-4 will be filed with the SEC. CLEARWIRE SHAREHOLDERS ARE ENCOURAGED TO READ THE REGISTRATION STATEMENT AND ANY OTHER RELEVANT DOCUMENTS FILED WITH THE SEC WHEN THEY BECOME AVAILABLE, INCLUDING THE PROXY STATEMENT/PROSPECTUS THAT WILL BE PART OF THE REGISTRATION STATEMENT, BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT THE MERGER AND RELATED TRANSACTIONS. The final proxy statement/prospectus will be mailed to shareholders of Clearwire. Investors and security holders will be able to obtain the documents free of charge at the SEC’s web site, www.sec.gov, or by directing a request to Clearwire Investor Relations at investorrelations@clearwire.com or (425) 216-4735. In addition, investors and security holders may access copies of the documents filed with the SEC by Clearwire on Clearwire’s website at www.clearwire.com, when they become available.

Participants in Solicitation

Sprint, Clearwire and their respective directors and executive officers and other members of management and employees may be deemed to be participants in the solicitation of proxies in respect of the proposed transactions. Information concerning Sprint’s participants is set forth in the proxy statement dated March 27, 2008 for Sprint’s 2008 annual meeting of shareholders as filed with the SEC on Schedule 14A. Information concerning Clearwire’s participants is set forth in the proxy statement dated April 29, 2008 for Clearwire’s annual meeting of stockholders as filed with the SEC on Schedule 14A. Additional information regarding the interests of participants of Sprint and Clearwire in the solicitation of proxies in respect of the proposed transactions will be included in the registration statement and proxy statement/prospectus contained therein, to be filed with the SEC. Once filed, those documents will be available free of charge at the websites of the SEC and Clearwire.